UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18270P109

(CUSIP Number of Class of Securities)

Warren B. Kanders

Executive Chairman of the Board of Directors

Clarus Corporation

2084 East 3900 South

Salt Lake City, UT 84124

(801) 278-5552

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

666 Third Avenue

New York, NY 10017

(212) 541-6222

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,500,000	$933.75

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $7,500,000 of the shares of the common stock, par value $0.0001 per share, of Clarus Corporation, as well as the preferred share purchase rights associated with such shares.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $896.40	Filing Party: Clarus Corporation
Form or Registration No.: Schedule TO	Date Filed: May 8, 2018

Amount Previously Paid: $37.35	Filing Party: Clarus Corporation
Form or Registration No.: Schedule TO	Date Filed: June 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2018 and amended by Amendment No. 1, filed with the SEC on June 6, 2018 (“Amendment No. 1”), Amendment No. 2, filed with the SEC on June 22, 2018 (“Amendment No. 2”), and Amendment No. 3, filed with the SEC on July 3, 2018 (“Amendment No. 3), by Clarus Corporation, a Delaware corporation (“Clarus” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $7,500,000 of shares of its common stock, par value $0.0001 per share, as well as the preferred share purchase rights associated with such shares (collectively, the “Shares”), at a price not greater than $8.00 nor less than $7.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The offer, which expired at 11:59 P.M., New York City time, on Wednesday, July 11, 2018, was made upon the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2018 and previously filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and the Supplement to Offer to Purchase, dated June 22, 2018 and previously filed as Exhibit (a)(1)(F) to the Schedule TO (collectively, the “Offer to Purchase”). The offer was also made upon the terms and subject to the conditions described in the Letter of Transmittal, dated May 8, 2018 and previously filed as Exhibit (a)(1)(B) to the Schedule TO, and the Amended Letter of Transmittal, dated June 22, 2018 and previously filed as Exhibit (a)(1)(G) to the Schedule TO (as so amended, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

The purpose of this Amendment No. 4 is to amend and supplement the Schedule TO to indicate that, on July 12, 2018, the Company issued a press release announcing the final results of the Offer.

This Amendment No. 4 is being filed in accordance with Rule 13e–4(c)(4) under the Exchange Act. Only those items reported in this Amendment No. 4 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment No. 4 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented herein. All capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

•	On July 12, 2018, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(C)	Press Release issued by the Company on July 12, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARUS CORPORATION

By: /s/Aaron J. Kuehne

Name: Aaron J. Kuehne

Title: Chief Financial Officer and Chief Administrative Officer

Date: July 12, 2018